Exhibit 12

DOMUS HOLDINGS CORP. AND REALOGY CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	As of and for the six months ended June 30,
	2011	2010
Earnings available to cover fixed charges:
Income (loss) before income taxes and non-controlling interests	$(256)	$150
Less:
Undistributed earnings of equity method investments	(4)	(8)
Interest on taxes	1	1
Plus:
Distributed earnings of equity method investments	12	6
Fixed charges	371	339

Earnings available to cover fixed charges	$130	$502

Fixed charges(a)
Interest, including amortization of deferred financing costs	$342	$309
Interest portion of rental payments	29	30

Total fixed charges	$371	$339

Ratio of earnings to fixed charges(b)	—	1.5x

(a)	Consists of interest expense on all indebtedness and the portion of operating lease rental expense that is representative of the interest factor. Included in interest expense above is interest incurred related to the Company’s secured obligations. Interest related to these securitization obligations are recorded within net revenues on the consolidated and combined statements of operations as the related borrowings are utilized to fund advances within our relocation business where interest is earned on such advances. The interest related to these securitization obligations was $3 million and $3 million for the six months ended June 30, 2011 and 2010, respectively.
(b)	Our earnings were insufficient to cover fixed charges by approximately $241 million for the six months ended June 30, 2011.